

January 29, 2009

<u>Via U.S. Mail and Fax (713) 350-5105</u>
Ms. Lisa W. Rodriguez
Chief Financial Officer
Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, TX 77046

>   **Re:** **Hercules Offshore, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 27, 2008**
>
>   **Form 10-Q for the Quarterly Period Ended June 30, 2008**
>   **Filed July 31, 2008**
>   **File No. 0-51582**

Dear Ms. Rodriguez:

        We have reviewed your response letter dated November 18, 2008 and have the
following comment. Please provide a written response to our comments. Please be as
detailed as necessary in your explanation. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Ms. Lisa W. Rodriguez
Hercules Offshore, Inc.
January 29, 2009
Page 2

<u>Form 10-Q for Quarterly Period ended June 30, 2008</u>

<u>Note 10. Segments, page 15</u>

1.   We note your response to our prior comment 3, and that you are able to materially reduce costs when you stack a rig. Tell us if you have stacked any rigs in your Inland segment and if so, when you expect to realize the impact of the cost reduction. Further, we note in your Form 10-Q for the period ended September 30, 2008 that your Inland segment has continued operating losses for the nine months ended September 30, 2008, and your Outlook discussion on page 30 indicates that the low activity levels are likely to continue as your customers are impacted by the drop in commodity prices and may lack external funding due to the financial crisis. We also note you remain optimistic over the longer term. Tell us specifically what period of time you consider "longer term" and provide more specific details of events or transactions that have occurred for your Inland segment that provides the basis for your optimism. Also, tell us if any of the relevant factors that could contribute to improvements in industry conditions have transpired to date, and how you have considered these events in your evaluation of impairment of long-lived assets in this segment.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

                                                Sincerely,

                                                /s/ Chris White

                                                Chris White
                                                Branch Chief